Suite 1210 - 777 Hornby Street
Vancouver, BC
V6Z 1S4 CANADA
Telephone: (604) 689-1022
Facsimile: (604) 681-4760
CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604.648-1671
EMail Address	kmalik@wlmlaw.ca
Our File No.	1064-1

July 16, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Courtney Haseley, Esq.
Staff Attorney

Dear Sirs:
	Re:	Winecom, Inc. “Company”)
Amendment to Registration Statement on Form S-1
File No. 333-1672274
Filed June 1, 2010

We are the solicitors for the Company. We refer to your letter of June 28, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed June 1, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form S-1 Registration Statement filed June 1, 2010

Outside Front Cover Page of Prospectus

1. Response: The Company has removed the following language at the bottom of page 3 of its amended Form S-1 filed concurrently with this response:

“This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy these securities; these securities may not be sold in any jurisdiction where such an offer or solicitation would be unlawful without prior registration or qualification under the securities laws of such jurisdiction.”

2. Response: The Company has added the following discussion to page 3 of its amended Form S-1 filed concurrently with this response:

“Macdonald Tuskey, our legal counsel will act as the escrow agent and a copy of the escrow agreement is attached hereto as Exhibit 10.1. Consequently, checks provided by investors for share subscriptions are to be made out to W.L. Macdonald Law Corporation d/b/a Macdonald Tuskey. W.L. Macdonald Law Corporation d/b/a Macdonald Tuskey has agreed to keep all subscription funds held in escrow until we reach the offering minimum. The determination as to whether the offering minimum is achieved will be etermined at the offering termination date, based on collected funds held in the escrow account on that date. Once the minimum is reached, under the terms of the escrow agreement, W.L. Macdonald Law Corporation d/b/a Macdonald Tuskey will release the funds to us. If the minimum is not reached, the escrow agreement obliges W.L. Macdonald Law Corporation d/b/a Macdonald Tuskey to return the subscription funds to each investor.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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3. Response: The Company has corrected the reference to the Risk Factors page number in the its amended Form S-1 filed concurrently with this response.

Risk Factors, page 9

4. Response: The Company has revised its risk factor disclosure in the amended Form S-1 filed concurrently with this response as follows:

    The Company have amended the following risk factor:

“As a company in the early stage of development with an unproven business strategy, our limited history of operations makes evaluation of our business and prospects difficult.

We were incorporated on July 1, 2008. Our website, which we intend to be our sole vehicle for generating revenues, is incomplete. We have no customers, and we have not earned any revenues to date. Our business prospects are difficult to predict because of our limited operating history, early stage of development, and unproven business strategy. Our primary business activities will be focused on the development of our social networking website, www.winecom.ning.com. Although we believe that our business plan has significant profit potential, we may not attain profitable operations and our management may not succeed in realizing our business objectives.”

    to state:

“We are in an early stage of development. If we are not able to develop out business as anticipated, we may not be able to generate revenues or achieve profitability and you may lose your investment.

We were incorporated on July 1, 2008. Our website, which we intend to be our sole vehicle for generating revenues, is incomplete. We have no customers, and we have not earned any revenues to date. Our business prospects are difficult to predict because of our limited operating history, early stage of development, and unproven business strategy. Our primary business activities will be focused on the development of our social networking website, www.winecom.ning.com. Although we believe that our business plan has significant profit potential, we may not attain profitable operations and our management may not succeed in realizing our business objectives. If we are not able to develop out business as anticipated, we may not be able to generate revenues or achieve profitability and you may lose your investment.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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    The Company has eliminated the following risk factor in its entirety as it was redundant:

“Our business will fail if we are unable to complete the development of our social networking website or implement our business plan successfully.

The success of our business plan depends on our successful and timely development of our social networking website, www.winecom.ning.com. We may not be able to develop this website successfully or in a timely manner. In addition, the success of our business plan depends on the market acceptance of our website and the services it offers. Our business will fail if we cannot successfully develop our website or successfully market our website and the services it offers.”

    The Company has amended the following risk factor heading:

“We need to retain key personnel to support our product and ongoing operations.”

    to state:

“The loss of the services of either of our officers or our failure to timely identify and retain competent personnel could negatively impact our ability to develop our website and sell our services.”

    The Company has amended the following risk factor heading:

“There is currently no public market for our securities, and there can be no assurance that any public market will develop or that our common stock will be quoted for trading.”

    to state:

“There is no active trading market for our common stock and if a market for our common stock does not develop, our investors will be unable to sell their shares.”

    The Company has replaced the following risk factor:

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for certain customers. FINRA requirements will likely make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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    with:

“Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit your ability to buy and sell our stock, which could depress our share price.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.”

    The Company has revised the following risk factor heading:

“Our insiders beneficially own 100% of our issued and outstanding stock, and accordingly, have control over stockholder matters, the Company’s business and management.”

    to state:

“Our insiders beneficially own 100% of our issued and outstanding stock, and accordingly, have control over stockholder matters, the Company’s business and management. Because of the significant ownership position held by our executive officers and directors, new investors will not be able to effect a change in our business or management.”

    The Company has separated the following risk factor:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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“We arbitrarily determined the price of the shares of our common stock to be sold pursuant to this prospectus, and such price may not reflect the actual market price for the securities.

The initial offering price of $0.04 per share of the common stock offered pursuant to this prospectus was determined by us arbitrarily. The price is not based on our financial condition or prospects, on the market prices of securities of comparable publicly traded companies, on financial and operating information of companies engaged in similar activities to ours, or on general conditions of the securities market. The price may not be indicative of the market price, if any, for our common stock in the trading market after this Offering. The market price of the securities offered herein, if any, may decline below the initial public offering price. The stock market has experienced extreme price and volume fluctuations. In the past, securities class action litigation has often been instituted against various companies following periods of volatility in the market price of their securities. If instituted against us, regardless of the outcome, such litigation would result in substantial costs and a diversion of management’s attention and resources, which would increase our operating expenses and affect our financial condition and business operations.”

    Into two separate risk factors as follows:

“We arbitrarily determined the price of the shares of our common stock to be sold pursuant to this prospectus, and such price does not reflect the actual market price for the securities. Consequently, there is an increased risk that you may not be able to re-sell our common stock at the price you bought it for.

The initial offering price of $0.04 per share of the common stock offered pursuant to this prospectus was determined by us arbitrarily. The price is not based on our financial condition or prospects, on the market prices of securities of comparable publicly traded companies, on financial and operating information of companies engaged in similar activities to ours, or on general conditions of the securities market. The price may not be indicative of the market price, if any, for our common stock in the trading market after this Offering. If the market price for our stock drops below the price which you paid, you may not be able to re-sell out common stock at the price you bought it for.”

    and

“The stock market has experienced extreme price and volume fluctuations and if we face a class action suit due to the volatility of the price of our common stock, regardless of the outcome, such litigation may have an adverse impact on our financial condition and business operations.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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The market price of the securities offered herein, if any, may decline below the initial public offering price. The stock market has experienced extreme price and volume fluctuations. In the past, securities class action litigation has often been instituted against various companies following periods of volatility in the market price of their securities. If instituted against us, regardless of the outcome, such litigation would result in substantial costs and a diversion of management’s attention and resources, which would increase our operating expenses and affect our financial condition and business operations.”

Use of Proceeds, page 14

5. Response: The Company has added the following disclosure to the “Use of Proceeds” sections of the amended S-1 filed concurrently with this response:

“The table below sets forth the net proceeds that we will receive from this Offering in the event that we sell either the Minimum Offering or the Maximum Offering. This table does not set forth all possibilities. There is no guarantee that we will be successful at selling any of the securities being offered in this prospectus. Accordingly, the actual amount of proceeds we will raise in this Offering, if any, may differ. For further discussion see “Management’s Discussion and Plan of Operation”.

	Minimum Offering	Maximum Offering
SHARES SOLD	1,000,000	1,500,000
GROSS PROCEEDS	$40,000	$60,000

OFFERING EXPENSES
Legal & Accounting	10,000	10,000
Edgar Agent Fees	1,500	1,500
Transfer Agent Fees	1,000	1,000

TOTAL OFFERING EXPENSES	12,500	12,500
NET PROCEEDS	27,500	47,500

EXPENDITURES*
Public Reporting Expenses	9,000	9,000
Software Developer (wine collection management)	6,000	6,000
Graphic Designer (revamping website)	1,250	1,250
Corporate identity design	1,250	1,250
Marketing collateral	700	700
Website Hosting	600	600
Marketing & Advertising	5,000	10,000
Facebook, Twitter and Translation	3,000	3,000
Office Equipment	700	1,000
Working Capital	$0	$15,000

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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* Expenditures for the 12 months following the completion of this Offering. The expenditures are categorized by significant area of activity.

In both events that we sell the Minimum Offering or Maximum Offering, we expect to proceed with our business plan as contemplated and we would have sufficient capital to sustain our operations and maintenance throughout our first year.

The main difference between the two scenarios is our marketing and advertising budget, in the event that we only sell the Minimum Offering we have budgeted $5,000 as opposed to $10,000 if we sell the Maximum Offering and the amount of the working capital available to us. In both scenarios we expect to launch our website to the public within six months after the offering is completed and to generate revenues within four to six months afterwards.”

Description of Our Business

Overview, page 16

6. Response: The Company has added the following disclosure to the “Overview – Business Description” section of the amended S-1 filed concurrently with this response:

"Though our website, www.winecom.ning.com is currently accessible it is not yet prepared for a full public launch. It is currently in the testing phase as we are reviewing the operations of the social network and various features. The website will likely remain accessible for some time as we troubleshoot and test various aspects of the system. Our references to the ‘public launch’ of our site are specifically intended to refer to the time in our development when our website is complete and we begin engaging in marketing activities to generate awareness www.winecom.ning.com.

Prior to the public launch of our website we need to develop our wine collection management system and revamp the overall appearance of website. Immediately after this Offering is completed, we will identify a software developer to develop and integrate a wine collection system with our website. We plan to generate revenues through the sale of this feature as a premium service at a cost of $4.99 per month. Consequently, we must complete this development prior to the public launch. We expect the process of identifying a software contractor, developing this system and integrating it will take up to six month and we have budgeted $6,000 for this task.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Additionally, we plan to hire a freelance graphic designer to revamp the overall visual appearance of our website and make it more appealing and modern. We anticipate the revamping of our website to take no longer than two months after the Offering is completed at a cost of $1,250. The revamping of our website is not essential for us to generate revenues.

Once the development of the wine collection system and the revamping of our website have been completed, we will publicly announce the launch of our new website. At this point in time our website will be ready to generate revenues. We will then focus our efforts on driving visitors to our website by promoting our website with Google Adwords and making our website more accessible to visitors from other social networks such as Facebook and Twitter and by adding language translations to foreign visitors. We will also attempt to generate revenues by negotiating agreements with third-party merchants to display their goods on our site and pay us a commission if our visitors purchase their products. We have not yet identified such merchants and there can be no assurance that we will be able to once we reach this stage in our business development.

Provided we raise sufficient proceeds from the offering, Although there can be no assurance at the present time, we expect our website to be ready for public launch within 6 months following completion of this Offering and to start generating revenues within 4 to 6 months following launch.”

Revenue Model, page 18

7. Response: We have revised the disclosure regarding Google AdSense in the amended S-1 filed concurrently with this response to state:

“We were experimenting with the integration of “dummy” advertisements by Google with our social network website, and we have since removed these advertisements. We have not yet applied to Google AdSense program but do intend to do so once our website has been publicly launched. We did not generate any AdSense related income and since Google pays a different fee rate according to the niche your website occupies, we do not yet know what this fee will be.”

    Additionally, the Company has added the following disclosure regarding its revenue model in response to Comment number 18:

“SALE OF THIRD-PARTY GOODS

We plan to offer our members wine and wine related goods such as corkscrews, openers, wine decanters, wine stoppers and pourers from third-parties. We will display on our website ads to items that are available for purchase, these ads will be linked to the merchant’s store, once a member of our site clicks on it he will be redirected to the merchant’s store to complete the purchase, once the sale is completed we will be paid a commission by the merchant. We have not yet identified potential merchants.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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The Marketing Opportunity, page 18

8. Response: The only third party statements in the Company’s Prospectus were sourced from eMarketer. This information was not commissioned by the Company and is available for no additional cost at: http://www.emarketer.com/Report.aspx?code=emarketer_2000644

Employees, page 21

9. Response: The Company added the following disclosure to page 21 of its amended S-1 filed concurrently with this response to clarify the time its management will spend on projects other than the Company:

“Mr. David and Mr. Benita both are engaged with other businesses which will occupy the remainder of their working time every week. Further details on these businesses can be found in the “Management” section below.”

    The Company has also added the following risk factor to its “Risk Factors” disclosure:

“Our officers and directors have conflicts of interest in that they have other time commitments that will prevent them from devoting full-time to our operations, which may affect our operations.

Because our officers and directors, who are responsible for all our business activities, do not devote theirfull working time to operation and management of us, the implementation of our business plans may be impeded. Our officers and directors have other obligations and time commitments, which will slow our operations and may reduce our financial results and as a result, we may not be able to continue with our operations. Additionally, when they become unable to handle the daily operations on their own, we may not be able to hire additional qualified personnel to replace them in a timely manner. If this event should occur, we may not be able to reach profitability, which might result in the loss of some or all of your investment in our common stock.”

Management, page 22

10. Response: The Company has revised the disclosure relating to the business experience of its directors and officers in the amended S-1 filed concurrently with this response to state:

“Mr. Mordechay David

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Mr. David is our President and director and has served in these capacities since July 1, 2008.

Since November 1988, Mr. David has been employed at the Binyamina Winery in Israel, where he has been responsible for identifying aromas and flavors in wines, for recommending treatments to improve wine quality and for achieving wine flavor profiles which meet marketing needs. At Binyamina, Mr. David has also been responsible for various aspects of the wine production and cellaring process, including management of grapes, juices and wines, chemical and ingredient additions, racks, transfers, clarification, blends, shipping and final preparation for bottling.

We believe Mr. David’s qualifications to sit on our board of directors include his years of experience as a winemaker, as well as his substantial knowledge of the wine industry.

Mr. Shamir Benita

Mr. Benita is Our Treasurer, Secretary and director, and has served on our Board of Directors since July 1, 2008.

Since July of 2005 Mr. Benita has been employed by the Micheal Project, a supplemental addition to the Israeli education system supported by the Israeli Ministry of Education and implemented in Junior High Schools and High Schools in the Jewish, Arab, Druze and Bedouin educational sectors. Mr. Benita has been responsible for managing the logistical aspects of the Micheal Project. In addition, since August of 2007, Mr. Benita has been a consultant to small businesses in the area of marketing and sales. Mr. Benita has consulted for fit2media.com which is website development and management company, Tamar Ziv, a clothing designer and well as Harbarzel 1, a restaurant in Tel-Aviv during this time.

We believe Mr. Benita’s qualifications to sit on our board of directors include his years of experience as a consultant to small businesses such as ours in the area of marketing and sales, as well as his understanding of social networking websites gained while consulting for fit2media.com.”

Involvement in Certain Legal Proceedings, page 23

11. Response: The Company has revised the disclosure in this section to cover the last ten years pursuant to Item 401(f) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

12. Response: The Company has revised the disclosure regarding related transactions in its amended S-1 filed concurrently with this response to state:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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“As of December 31, 2009 and 2008 stock subscriptions receivable of $20,000 were due from Mordechay David and Shamir Benita for 4,000,000 shares issued on July 1, 2008. Pursuant to Section 78.211(3) of the Nevada Revised Statutes, these shares were held by us in an informal escrow until Mr. David and Mr. Benita delivered the subscription funds to us. We received these proceeds during the period ended April 30, 2010. Mr. David’s and Mr. Benita’s respective subscription agreements are attached as Exhibits 10.2 and 10.3.

As of April 30, 2010 we owed $2,818 to Mr. David for expenses paid on our behalf. This loan is non interest bearing and due on demand.

There have been no other transactions since the beginning of our last fiscal year or any currently proposed transactions in which we are, or plan to be, a participant and the amount involved exceeds $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.”

13. Response: The Company has revised the disclosure regarding its promoters in its amended S-1 filed concurrently with this response to state:

“Mr. Benita and Mr. David are our only promoters as defined in Rule 405 of Regulation C due to their participation in and management of the business since our incorporation.”

Plan of Distribution, Terms of the Offering

The Offering will be Managed by Our Officers and Directors, page 27

14. Response: In the event that a creditor secures a court order from a court of proper jurisdiction entered against the Company and the escrow agent preventing the subscription funds from being released back to the subscribers, the escrow agent would be bound by the authority of the court.

15. Response: The Company has revised the disclosure regarding the requirements of Rule 3(a) 4-1 in its amended S-1 filed concurrently with this response to state:

“Each of our officers and directors satisfies the requirements of Rule 3(a) 4-1 in that:

1. They are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation;

2. they are not being compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. they are not, at the time of their participation, an associated person of a broker- dealer; and

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4. they meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that he (A) primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) he is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) he does not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).”

Description of Securities, page 29

16. Response: The Company has added to the description of its authorized preferred capital in the amended S-1 filed concurrently with this response to state:

“Under our Bylaws, the Board of Directors has the power, without further action by the holders of the common stock, to determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series as determined by the Board of Directors. The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operations, page 33

17. Response: The Company has added the following disclosure to its Plan of Operations in the amended S-1 filed concurrently with this response:

“These business objectives and goals are described in detail in the section titled "Milestones".

Our ability to achieve our business objectives and goals is entirely dependent upon the proceeds to be raised in this Offering. If we do not raise at least the Minimum Offering, we will be unable to achieve our business objectives and goals, without which we will be unable to generate any revenues.

If we are successful in raising the Minimum Offering we expect to be able to achieve our business objectives and goals. If we are successful in raising the Maximum Offering, we plan to achieve our business objectives and goals and we plan to increase our marketing and advertising budget from $5,000 to $10,000.

Our management does not anticipate the need to hire employees currently. However, it requires retaining the services of outside consultants to complete the development of our website.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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The realization of sales revenues in the next 12 months is important in the execution of our plan of operations. However, we cannot guarantee that we will generate such revenue. If we do not produce sufficient cash flow over the next 12 months, we may need to raise additional capital by issuing additional shares of common stock in exchange for cash in order to continue as a going concern. There are no formal or informal agreements to attain such financing. we cannot assure any investor that, if needed, sufficient financing can be obtained or, if obtained, that it will be on reasonable terms. Without realization of additional capital, it would be unlikely for operations to continue.”

18. Response: The Company has added the following disclosure to the “Revenue Model” section of the amended S-1 filed concurrently with this response:

“SALE OF THIRD-PARTY GOODS

We plan to offer our members wine and wine related goods such as corkscrews, openers, wine decanters, wine stoppers and pourers from third-parties, we will display on our website ads to items that are available for purchase, these ads will be linked to the merchant’s store, once a member of our site clicks on it he will be redirected to the merchant’s store to complete the purchase, once the sale is completed we will be paid a commission by the merchant. We have not yet identified potential merchants.”

19. Response: The Company has revised the discussion of ‘Milestones’ in the Plan of Operations section of the amended S-1 filed concurrently with this response to state:

“Months 1 to 6 Following Completion of this Offering

Main Objectives:

  Hire a freelancer graphic designer;

  Identify and hire a freelance software developer to develop our wine collection management system;

  Initiate the graphic design of our corporate identity package (logos, layouts, fonts etc.); and

  Set up Google AdSense account.

Upon the completion of at least the Minimum Offering we will immediately begin to interview one or more software developer companies and freelancer graphic designers in Israel, we have yet to identify potential candidates. We plan to retain the services of the software developer and freelance graphic designer by the end of the first month. During month 2, we will work with the software developer on the specifications of the wine collection management system and the way it will be integrated with our website. During months 3 and 4 we expect the software developer to develop and integrate it with our website. During month 5 we will test the system and correct any issues with it. We have budgeted $6,000 for the contractor, which we believe will be sufficient to develop and integrate the management system with our website. Our management intends to oversee and participate in the software development process.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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We believe that the completion of this feature will be essential to generate revenues from the sale of premium services, since we expect it to appeal to subscribers whether they have several bottles or several thousand bottles and would like to manage their wine cellar. We expect that this system will allow subscribers to manage and track their wine collection, produce an instant, detailed inventory of a collection and sort it, for instance, by grower, region or drink-by date. We anticipate that members will be charged $4.99 per month to use this service.

In addition, during month 2 the freelance graphic designer will design our corporate identity package and marketing materials. We expect that our graphic designer will complete developing our corporate identity package (including logos, business cards, letterhead, stationary, email forms, etc.) by the end of month 3 at a cost of $1,250. Once completed, we intend for the designer to proceed with the revamping of our web site at a cost of $1,250. This task will be completed by the end of month 4. We will concurrently proceed with the printing of business cards, letterhead and envelopes at an anticipate cost of $700.

During month 5, we plan to set up an account with Google Adsense service. This is available free of charge to us and will allow us to include Google ads from other advertisers on our website. We will receive a fee from these advertisers for each click on their ad by our subscriber visiting our site. Our Secretary, Treasurer and director, Mr. Benita, will be in charge of setting and running the Google Adsense account.

Once the development of the wine collection system and the revamping of our website have been completed, we will publicly announce the launch of our new website. At this point in time our website is complete and we are in a position to generate revenue.

Months 6 to 12 Following Completion of this Offering

Main Objectives:

Integrate Facebook and Twitter with our website to allow users from other social networks to sign-in to our website;

Add language translation to our website, to allow foreign visitors to join our website;

Set up a Google Adwords account and campaign;

Promote and execute our marketing plan for our website; and

Negotiate the sale of third-party goods on our website.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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During the following six months we will focus our efforts on driving traffic to our website and executing of our marketing plan. Our Secretary, Treasurer and Director, Mr. Benita, will undertake implementing our marketing plan. Out major focus during this time will be on online advertising campaign using Google Adwords to drive traffic to our website. We have selected Google because of its success and popularity for web users wishing to find something using an internet search. The Google Adwords program will allow us to customize the text of our advertisements, the frequency of each advertisement's appearance, and the length of the advertising contract. For our purposes, we believe that this will give us the maximum amount of flexibility and allow us to closely monitor the costs of the marketing campaign. We have budgeted a minimum of $5,000 for the Adwords campaign and a maximum of $10,000 depends on side of the net proceeds actually received from this offering.

Both of our officers and directors will undertake the task of identifying merchants that sell online wine and wine related goods, once identified we plan to negotiate a referral agreement where we receive commissions by referring visitors from our website to the merchant website. The commission will be paid once the sale is completed. There can be no assurance at the present time that we will find merchants that will agree to display their goods on our website and pay us a commission upon referral and complete of sale.

In addition we plan to retain the services of a freelance software developer to integrate Facebook and Twitter with our website, and to add language translation capabilities to our website. We are budgeting $1,000 for the development of these features and except this development to be complete by the end of month 10.

We believe that we can achieve break-even results of operation by becoming a one-stop-shop for wine lovers once the above development is achieved. We believe that by providing parts of our website for free we will attract members, once members develop online communities where they share expertise and experiences on our website they will have the option to also manage their wine collection and purchase wine and wine related goods all from one place which will generate us revenues. We expect a big portion of or revenues to come from the sale of the wine collection management system, if for any reason we are unable to offer this feature our business will be materially and adversely impacted.

and eliminated the following:

“Software development

We plan to retain the services of a freelance software developer to integrate Facebook and Twitter with our website, and to add language translation capabilities to our website.

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the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

We are budgeting $3,000 for the development of these features and except this development to be complete within 10 months following completion of this Offering.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Google Adwords.

We plan to use Google Adwords to drive traffic to our website. Within 4 months following completion of this Offering, we plan to set up an Adwords account, target our customers, create ads and set a daily budget for cost-per-click charges.”

Results of Operations, page 36

20. Response: The Company has added the following disclosure to the ‘Results of Operations’ section of its amended S-1 filed concurrently with this response:

“We expect that our expenses will increase in the coming months as a result of an increase in operations as well as legal and accounting expenses associated with becoming a reporting company. We have budgeted that these expenses will be approximately $9,000 for the next 12 months. We will need to raise additional funds to be able to meet these expected capital requirements, but there can be no assurance that we will be able to secure the required financing. If we are not able to raise the required financing, we will not be able to develop our business plan.”

Liquidity and Capital Resources, page 36

21. Response: The Company has added the following disclosure to the ‘Liquidity and Capital Resources’ section of its amended S-1 filed concurrently with this response:

“During the period from January 1, 2010 to April 30, 2010 we used approximately $11 a month on our operations due to a relative inactivity caused by a conservative business development approach caused by a lack of funding sources. During the next 12 months we expect the rate at which we use our capital in our operations to vary, but average approximately $8,000 a month on our business development, marketing activities as well as general and administrative expenses which include legal and accounting.”

Financial Statements

General

22. Response: The Company has filed the requested financial statements with the amended S-1 filed concurrently with this response.

Item 17, Undertakings, page II-3

23. Response: The Company has added the following requested undertaking to the amended S-1 filed concurrently with this response:

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“Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik

KM/rl

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.